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ANNUAL AUD... PORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30771

U.S. POST OFFICE DELAYED

RECEIVED JAN 22 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2000 (MM/DD/YY) AND ENDING September 30, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Culverwell & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

33 Broad Street
(No. and Street)

Boston	MA	02210
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward Culverwell — (617) 227-8700
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brown & Brown, LLP
(Name — *if individual, state last, first, middle name*)

90 Canal Street	Boston	MA	02114
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED FEB 12 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Edward Culverwell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Culverwell & Co., Inc., as of September 30, 19 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Edward S. Culverwell
Signature

President
Title

Carolyn B. Bergen
Notary Public
Carolyn B. Bergen
My Commission Expires
September 3, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent auditor's report on internal accounting controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BROWN & BROWN, LLP
CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS AND FINANCIAL ADVISORS

90 CANAL STREET • BOSTON, MA 02114 • (617) 227-4645 • FAX (617) 227-1256

To the Board of Directors
Culverwell & Co., Inc.
Boston, Massachusetts

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying balance sheet of Culverwell & Co., Inc. (a Delaware corporation) as of September 30, 2001, and the related statement of loss and accumulated deficit, cash flows and changes in stockholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements.

We conducted our audit in accordance with generally accepted auditing standards accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Culverwell & Co., Inc. as of September 30, 2001 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles accepted in the United States of America.



Boston, Massachusetts
November 21, 2001

Email: brown@browncpas.com Boston ∘ Worcester ∘ Portland www.browncpas.com


JAN 2 2 2002

CULVERWELL & CO., INC.

FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2001

CULVERWELL & CO., INC.

Financial Statements

Year ended September 30, 2001

Table of Contents

CULVERWELL & CO., INC.
Balance Sheet
September 30, 2001

Assets	
Current assets:	
Cash and cash equivalents	$ 227,147
Investment securities	3,300
Total assets	$ 230,447
Liabilities and Stockholders' Equity	
Current liabilities:	
Accounts payable	$ 2,968
Accrued expenses	5,265
Total current liabilities	8,233
Long-term debt	170,000
Total liabilities	178,233
Stockholders' equity:	
Common stock, $.01 par value; 100 shares authorized, issued and outstanding	1
Additional paid-in capital	71,547
Accumulated deficit	(19,334)
Total stockholders' equity	52,214
Total liabilities and stockholders' equity	$ 230,447

The accompanying notes are an integral part of these financial statements.

CULVERWELL & CO., INC.
Statement of Loss and Accumulated Deficit
Year ended September 30, 2001

Income:	
Investment advisory fees, net of rebates	-
Commissions	-
Total income	-
Operating expenses	
Rent	$ 9,675
Travel and entertainment	9,385
Professional services	7,900
Dues	3,565
Insurance	2,803
Telephone	2,769
Salaries	1,673
Miscellaneous	1,261
Total operating expenses	39,031
Loss from operations	(39,031)
Other income (expense):	
Interest income	12,097
Other income	8,705
Interest expense	(18,417)
Other expense	(2,842)
Total other expense	(457)
Net loss	(39,488)
Retained earnings, beginning of year	20,154
Accumulated deficit, end of year	$ (19,334)

The accompanying notes are an integral part of these financial statements.

CULVERWELL & CO., INC.
Statement of Cash Flows
Year ended September 30, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (39,488)
Adjustments to reconcile net loss to net cash flows used in operating activities	
Depreciation and amortization	784
Loss on disposal of fixed assets	2,842
(Increase) decrease in asset accounts affecting cash from operations	
Deposit	2,995
Increase (decrease) in liability accounts affecting cash from operations	
Accounts payable and accrued expenses	(1,147)
Net cash flows used in operating activities	(34,014)
Net decrease in cash	(34,014)
Cash, beginning of year	261,161
Cash, end of year	$ 227,147
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest	$ 18,417
Income taxes	$ 0

The accompanying notes are an integral part of these financial statements.

CULVERWELL & CO., INC.
Statement of Changes in Stockholders' Equity
Year ended September 30, 2001

	Common Stock	Paid-In Capital	Retained Earnings
Balance, September 30, 2000	$ 1	$ 71,547	$ 20,154
Net loss for the year ended September 30, 2001			(39,488)
Balance, September 30, 2001	$ 1	$ 71,547	$ (19,334)

The accompanying notes are an integral part of these financial statements.

CULVERWELL & CO., INC.
Notes to Financial Statements
Year Ended September 30, 2001

Note 1 – Summary of Significant Accounting Policies

Nature of Business
Culverwell & Co., Inc., (the Company) engages in securities brokerage and principal trading activities on a fully disclosed basis. Customer money and security balances are reflected on the books of the Company's correspondent broker and not on the books of the Company. On December 31, 1999 Culverwell & Co., Inc. transferred the majority of its customer accounts to another broker dealer firm which is registered as a broker dealer and is registered in ten different states.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents
For the purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. The Company places its temporary cash investments with high credit quality financial institutions. At times such investments may be in excess of the Federal Insurance Deposit Corporation (FDIC) insurance limits.

Marketable Securities
The Company accounts for marketable securities in accordance with Statement of Financial Accounting Standards No. 115, *Accounting for Certain Investments in Debt and Equity Securities* (SFAS 115.) Securities categorized as available for sale are stated at their fair market value, with unrealized gains and losses reported in stockholder's equity.

Securities are classified as trading securities in accordance with Statement of Financial Accounting Position 115.

Securities owned are valued at market. Realized and unrealized gains and losses are reflected in income on a trade date basis.

Securities transactions and related commission income and expenses are recorded on trade date.

Unsettled principal transactions represent trades executed but unsettled at fiscal year end.

Property and Equipment
Property and equipment are stated at cost. Depreciation is recorded on the straight-line basis over the estimated useful life of the related assets. Routine repairs and maintenance are expensed as incurred. The estimated useful lives of the Company's assets are office equipment and furniture for five and seven years, respectively.

Note 1 – Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company elected under the provisions of the Internal Revenue Code to be treated as an "S" corporation. As a result, income and losses of the Company are passed through to its stockholders for federal income tax purposes. Accordingly, no provision has been made for federal income taxes. Certain states in which the Company operates impose an income tax on S-corporations. Accordingly, a provision for state income taxes is reflected in the financial statements.

Fair Values of Financial Instruments

Financial Accounting Standards Board Statement No. 107 (SFAS No. 107), *Disclosures about Fair Value of Financial Instruments*, requires disclosure for the fair values of most on- and off-balance sheet financial instruments for which it is practicable to estimate that value. The scope of SFAS No. 107 excludes certain financial instruments, such as trade receivables and payables when the carrying value approximates the fair value, employee benefit obligations and all non-financial instruments, such as fixed assets. The fair value of the Company's assets and liabilities which qualify as financial instruments under SFAS No. 107 approximate the carrying amounts present in the Statement of Financial Condition.

Investment Banking

Investment banking revenue is recorded as follows: sales concessions on settlement date and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Note 2 – Warrants Owned

As of September 30, 2001, the Company owned underwriter's warrants, which enabled the Company to purchase units of unregistered common stock. The warrants are summarized below:

Corporate Entity	Unit Description	Number Of Warrants	Total Exercise Price
Ventures Education Systems	1 Common	85,000	$ 108,500
Geographics, Inc.	1 Warrant	135,000	$ 44,955

Note 3 – Property and Equipment

Property and equipment with a net book value of $2,842 was disposed of during the year. The loss on disposal is classified as an other expense on the statement of loss. Depreciation for the year ended September 30, 2001 totaled $784.

Note 4 – Subordinated Loans

The Company is indebted to its majority stockholder on two notes of $70,000 and $100,000, both with annual interest payable at 10 percent. The notes are due on September 24, 2003 and October 31, 2002, respectively and are subordinate to the claims of all other present and future creditors of the Company. Interest expense related to the notes for the year ended September 30, 2001 was $17,000.

The Company has subordinated loan maturities as follows:

September 30,		
2002	$	100,000
2003		70,000
2004		0
2005		0
2006		0
Total	$	170,000

Note 5 – Capital Requirements

Pursuant to the rules of the Securities and Exchange Commission, the Company is required to maintain minimum net capital of $100,000 or 6 2/3% of aggregate indebtedness, whichever is greater. At September 30, 2001, net capital, computed in accordance with the rules of the Commission amounted to $217,677 and net capital in excess of the minimum was $117,677.

Note 6 – Form X-17A-5

A copy of the Company's most recent annual audit report (September 30, 2001) is available for examination at the principal office of the Company and at the regional office of the Securities and Exchange Commission.

Note 7 – Internal Control

No material inadequacies in the Company's internal controls were found to exist during the year ended September 30, 2001.

BROWN & BROWN, LLP
CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS AND FINANCIAL ADVISORS

90 CANAL STREET • BOSTON, MA 02114 • (617) 227-4645 • FAX (617) 227-1256

To the Board of Directors
Culverwell & Co., Inc.
Boston, Massachusetts

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

Our report on our audit of the basic financial statements of Culverwell & Co., Inc., for the year ended September 30, 2001 appears on page three. The audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in the following pages is presented for the purpose of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boston, Massachusetts
November 21, 2001



Email: brown@browncpas.com Boston ∘ Worcester ∘ Portland www.browncpas.com

BROWN & BROWN, LLP
CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS AND FINANCIAL ADVISORS

90 CANAL STREET • BOSTON, MA 02114 • (617) 227-4645 • FAX (617) 227-1256

To the Board of Directors
Culverwell & Co., Inc.
Boston, Massachusetts

INDEPENDENT AUDITORS'
REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

In planning and performing our audit of the financial statements and supplemental statements of Culverwell & Co., Inc. (the Company), for the year ended September 30, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Email: brown@browncpas.com Boston • Worcester • Portland www.browncpas.com

Because of inherent limitations in internal control, or practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures are adequate at September 30, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Boston, Massachusetts
November 21, 2001

CULVERWELL & CO., INC.
Computation of Net Capital Pursuant to SEC Rule 15c3-1
September 30, 2001

Capital:	
Common Stock	$ 1
Additional paid-in capital	71,547
Accumulated deficit	(19,334)
Total capital	52,214
Allowable liabilities:	
Liabilities subordinated to claims of general creditors	170,000
Total allowable liabilities	170,000
Unallowable assets:	
Security haircuts	4,537
Total unallowable assets	4,537
Net capital	217,677
Minimum dollar net capital requirement	100,000
Excess net capital	$ 117,677
Aggregate indebtedness	$ 8,233
Percentage of aggregate indebtedness to net capital	3.8%

See Independent Auditors' Report on Supplementary Information.

CULVERWELL & CO., INC.
Computation of Reserve Requirement
Pursuant to SEC Rule 15c3-3
September 30, 2001

Culverwell & Co., Inc. is exempt from the reserve requirements pursuant to rule 15c3-3 under paragraph (k) (2) (ii).

See Independent Auditors' Report on Supplementary Information.

CULVERWELL & CO., INC.
Reconciliation of Unaudited Computation of
Net Capital to Audited Computation of Net Capital
September 30, 2001

Unaudited net capital at September 30, 2001	$	219,366
Audit adjustments affecting net capital		(14,468)
Decrease of non-allowable assets		
Other assets		12,779
Audited net capital at September 30, 2001	$	217,677

See Independent Auditors' Report on Supplementary Information.